September 15, 2017

VIA EDGAR

Christine Westbrook

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Krystal Biotech, Inc.

Registration Statement on Form S-1

File No. 333-220085

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Krystal Biotech, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-220085), to 4:30 p.m., Eastern Time, on September 19, 2017 or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to John W. Campbell, our counsel at Morrison & Foerster LLP, at 415-268-7197.

Very truly yours, Krystal Biotech, Inc.

By:	/s/ Krish S. Krishnan
Name:	Krish S. Krishnan
Title:	Chief Executive Officer